AMMOSQUARED INC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-294,239.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2020 Other Receivable	-17,344.66
2100 Inventory	365,195.69
2210 Prepaid Expenses	-16,203.97
2750 Fixed Assets:Accumulated Depreciation	14,056.64
2770 Accumulated Amortization - Goodwill	13,000.00
3000 Accounts Payable (A/P)	177,559.25
3110 AMEX Business Card (Corporate)	6,766.93
3140 Wells Fargo Line of Credit-4896	51.24
3200 Customer Deposits	-320,776.32
3220 Customer Deposits:Customer Deposits- Maverick	-17,638.60
3300 Payroll Liabilities	6,404.22
3305 Accrued Wages	6,364.25
3307 Other Current Liabilities-401K Due	0.00
3315 Sales Tax Payable	0.00
3420 Shareholder- Loan Payable	46,921.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**264,356.31**
Net cash provided by operating activities	**$ -29,882.94**
INVESTING ACTIVITIES	
2710 Fixed Assets:Furniture and Fixtures	-9,599.64
2725 Fixed Assets:Patent/Intellectual Property	-14,200.00
Net cash provided by investing activities	**$ -23,799.64**
NET CASH INCREASE FOR PERIOD	**$ -53,682.58**
Cash at beginning of period	118,181.12
CASH AT END OF PERIOD	**$64,498.54**